SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               _________________

                                 SCHEDULE 13G
                                (Rule 13d-102)

              INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED
    PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                          PURSUANT TO RULE 13d-2(b)*


                           OSI Pharmaceuticals, Inc.
                               (Name of Issuer)

                         Common Stock, par value $.01
                        (Title of Class of Securities)

                                   671040103
                                (CUSIP Number)

                                  May 5, 2003
            (Date of Event Which Requires Filing of this Statement)


 Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  Page 1 of 9

                       ---------------------------

CUSIP No. 671040103            13G                        Page  2  of  9 Pages
                       ---------------------------
            -------------------------------------------------------------------------------------------------------------------

     1      NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ziff Asset Management,
            L.P.
-------------------------------------------------------------------------------------------------------------------------------

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            [   ]  (a)
            [   ] (b)
-------------------------------------------------------------------------------------------------------------------------------

     3      SEC USE ONLY
-------------------------------------------------------------------------------------------------------------------------------

     4      CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
-------------------------------------------------------------------------------------------------------------------------------

         NUMBER OF                   5          SOLE VOTING POWER
          SHARES                                0
       BENEFICIALLY
                                   OWNED BY
           EACH
         REPORTING
          PERSON
           WITH
                            ---------------------------------------------------------------------------------------------------

                                     6          SHARED VOTING POWER
                                                       1,825,000
                            ---------------------------------------------------------------------------------------------------

                                     7          SOLE DISPOSITIVE POWER
                                                               0
                            ---------------------------------------------------------------------------------------------------

                                     8          SHARED DISPOSITIVE POWER
                                                       1,825,000
-------------------------------------------------------------------------------------------------------------------------------

     9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,825,000
-------------------------------------------------------------------------------------------------------------------------------

    10      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

-------------------------------------------------------------------------------------------------------------------------------

    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            5.0%
-------------------------------------------------------------------------------------------------------------------------------

    12      TYPE OF REPORTING PERSON
            PN
-------------------------------------------------------------------------------------------------------------------------------


                                                       ---------------------------

CUSIP No. 671040103                                                13G                        Page  3  of  9 Pages
                                                       ---------------------------
            -------------------------------------------------------------------------------------------------------------------

     1      NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON PBK Holdings, Inc.
-------------------------------------------------------------------------------------------------------------------------------

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            [   ] (a)
            [   ] (b)
-------------------------------------------------------------------------------------------------------------------------------

     3      SEC USE ONLY
-------------------------------------------------------------------------------------------------------------------------------

     4      CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
-------------------------------------------------------------------------------------------------------------------------------

         NUMBER OF                   5          SOLE VOTING POWER
          SHARES                                0
       BENEFICIALLY
                                   OWNED BY
           EACH
         REPORTING
          PERSON
           WITH
                            ---------------------------------------------------------------------------------------------------

                                     6          SHARED VOTING POWER
                                                       1,825,000
                            ---------------------------------------------------------------------------------------------------

                                     7          SOLE DISPOSITIVE POWER
                                                               0
                            ---------------------------------------------------------------------------------------------------

                                     8          SHARED DISPOSITIVE POWER
                                                       1,825,000
-------------------------------------------------------------------------------------------------------------------------------

     9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,825,000
-------------------------------------------------------------------------------------------------------------------------------

    10      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

-------------------------------------------------------------------------------------------------------------------------------

    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            5.0%
-------------------------------------------------------------------------------------------------------------------------------

    12      TYPE OF REPORTING PERSON
            CO
-------------------------------------------------------------------------------------------------------------------------------




                                                        ---------------------------

CUSIP No. 671040103                                                 13G                        Page  4  of  9 Pages
                                                        ---------------------------
              ------------------------------------------------------------------------------------------------------------------

      1       NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Philip B. Korsant
--------------------------------------------------------------------------------------------------------------------------------

      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              [   ]  (a)
              [   ] (b)
--------------------------------------------------------------------------------------------------------------------------------

      3       SEC USE ONLY
--------------------------------------------------------------------------------------------------------------------------------

      4       CITIZENSHIP OR PLACE OF ORGANIZATION
                           United States of America
--------------------------------------------------------------------------------------------------------------------------------

         NUMBER OF                    5          SOLE VOTING POWER
           SHARES                                0
        BENEFICIALLY
                                   OWNED BY
            EACH
         REPORTING
           PERSON
            WITH
                             ---------------------------------------------------------------------------------------------------

                                      6          SHARED VOTING POWER
                                                        1,825,000
                             ---------------------------------------------------------------------------------------------------

                                      7          SOLE DISPOSITIVE POWER
                                                                0
                             ---------------------------------------------------------------------------------------------------

                                      8          SHARED DISPOSITIVE POWER
                                                        1,825,000
--------------------------------------------------------------------------------------------------------------------------------

      9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              1,825,000
--------------------------------------------------------------------------------------------------------------------------------

     10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

--------------------------------------------------------------------------------------------------------------------------------

     11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
              5.0%
--------------------------------------------------------------------------------------------------------------------------------

     12       TYPE OF REPORTING PERSON
              IN
--------------------------------------------------------------------------------------------------------------------------------




Item 1(a).  Name of Issuer.

OSI Pharmaceuticals, Inc. ("OSIP")

Item 1(b).  Address of Issuer's Principal Executive Offices.

58 South Service Road
Melville, New York 11747

Item 2(a).  Name of Person Filing.

This Schedule 13G is being filed on behalf of the following persons ("Reporting Persons")*:

(i) Ziff Asset Management, L.P. ("ZAM") (ii) PBK Holdings, Inc. ("PBK") (iii) Philip B. Korsant

* Attached as Exhibit A is a copy of an agreement among the Reporting Persons filing (as specified hereinabove) that this Schedule 13G is being filed on behalf of each of them.

Item 2(b).  Address of Principal Business Office or, if None, Residence.

Ziff Asset Management, L.P.
283 Greenwich Avenue
Greenwich, CT 06830

PBK Holdings, Inc.
283 Greenwich Avenue
Greenwich, CT 06830

Philip B. Korsant
283 Greenwich Avenue
Greenwich, CT 06830

Item 2(c).  Citizenship.

See Item 4 of the attached cover pages.

Item 2(d).  Title of Class of Securities.

Common Stock, par value $.01. ("Common Stock")

Item 2(e).  CUSIP Number.

67104013

Item 3.

Not applicable as this Schedule is filed pursuant to Rule 13d-1(c)

Item 4.  Ownership.

(a)      Amount beneficially owned: See Item 9 of the attached cover pages.

(b)      Percent of class:
         See Item 11 of the attached cover pages.

(c) Number of shares as to which such person has:

         (i) Sole power to vote or direct the vote: See Item 5 of the attached cover pages.

         (ii) Shared power to vote or direct the vote: See Item 6 of the attached cover pages.

         (iii) Sole power to dispose or to direct the disposition: See Item 7 of the attached cover pages.

         (iv)     Shared power to dispose or to direct the disposition: See
                  Item 8 of the attached cover pages.


Item 5.  Ownership of Five Percent or Less of a Class.

Not applicable.


Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Philip B. Korsant shares voting and dispositive power over the shares of Common Stock that he beneficially owns with ZAM, the owner of record of the shares of Common Stock. PBK also shares voting and dispositive power over the shares of Common Stock that it beneficially owns with ZAM.

Item 7.  Identification and Classification of the Subsidiary Which Acquired
           the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 15, 2003


                       ZIFF ASSET MANAGEMENT, L.P

                       By:      PBK Holdings, Inc., its general partner

                                By:   /s/ Frederick H. Fogel
                                     Name: Frederick H. Fogel
                                     Title:  Vice President


                       PBK HOLDINGS, INC.


                       By:    /s/ Frederick H. Fogel
                              Name:  Frederick H. Fogel
                              Title: Vice President


                       By:  /s/ Philip B. Korsant
                              Name: Philip B. Korsant

                                   EXHIBIT A


         The undersigned, Ziff Asset Management, L.P., a Delaware limited partnership, PBK Holdings, Inc., a Delaware corporation, and Philip B. Korsant, hereby agree and acknowledge that the information required by this
Schedule 13G, to which this Agreement is attached as an exhibit, is filed on behalf of each of them. The undersigned further agree that any further amendments or supplements thereto shall also be filed on behalf of each of them.

Dated:  May 15, 2003

                              ZIFF ASSET MANAGEMENT, L.P

                              By:      PBK Holdings, Inc., its general partner

                                       By:   /s/ Frederick H. Fogel
                                            Name: Frederick H. Fogel
                                            Title:  Vice President


                              PBK HOLDINGS, INC.


                              By:    /s/ Frederick H. Fogel
                                     Name:  Frederick H. Fogel
                                     Title: Vice President


                              By:  /s/ Philip B. Korsant
                                     Name: Philip B. Korsant